SYDYS CORPORATION

135 East 57th Street, 24th Floor

New York, NY 10022

May 23, 2016

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  Nicholas P. Panos

Re:

Sydys Corporation

Schedule 14F-1

Filed May 10, 2016

File No. 005-81747

Dear Mr. Panos:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated May 18, 2016 by Nicholas P. Panos, Senior Special Counsel, this correspondence shall serve as acknowledgment by the Company of the following:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sydys Corporation

By: /s/ Joseph Hernandez

Joseph Hernandez, CEO